UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

2Q19 Results July 31st, 2019

DisclaimerThis document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications.This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

Outstanding value creation and strong capital position 2Q19 Results July 31st 2019 NET ATTRIBUTABLE PROFIT TBV/SHARE + DIVIDENDS CET1 FULLY-LOADED (€M) (€/SH.) (%) +12.6% Absorbing -24 bps from vs Jun18 TRIM + IFRS16 +18bps +6.9% 1,787 BBVA 11.52% Chile sale 633 6.26 1,245 1,164 1,278 0.16 1,001 11.34% 11.35% 5.86 Dividends 6.10 2Q18 3Q18 4Q18 1Q19 2Q19 Dec-18 Jun-19 Dec-18 Mar-19 Jun-19 Note: The hyperinflation impact in Argentina recorded in 3Q18 has been allocated on a monthly basis in the first nine 9 months of 2018 impacting 1Q18, 2Q18 and 3Q18 P&L and balance sheet figures. 2Q18 figures include BBVA Chile recurrent operations (sale closed on July 6th)

2Q19 Results
July 31st 2019
4

2Q19 Highlights

01 Robust core revenue growth
NII + FEES (€ constant)
+8.7% vs. 2Q18

02 Further improvement in best-in-class efficiency
COST TO INCOME
49.0% -41 bps vs. 12M18 (€ constant)

03 Sound risk indicators

NPL RATIO	COVERAGE RATIO	CoR
3.84%	75%	0.91%
-57 bps vs. 2Q18	+330 bps vs. 2Q18	+9 bps vs. 1H18

04 Strong capital position
CET 1 FL
11.52% +17 bps vs. Mar-19
ALREADY WITHIN THE TARGET RANGE

05 Outstanding delivery on shareholder value creation
ROTE
12.4% Jun-19
TBV/SHARE + DIVIDENDS
+12.6% vs. Jun-18 6.26 €/sh.

06 Ahead of the curve in digital transformation

DIGITAL SALES (units)	DIGITAL CUSTOMERS	MOBILE CUSTOMERS
58.1%	29.7 m +17%	26.1 m +25%
Jun-19	Jun-19 vs. Jun-18	Jun-19 vs. Jun-18

Note: For a better understanding of the financial performance of BBVA Group, in the whole 2Q19 results presentation: 1) BBVA Chile recurrent operations have been excluded in 1Q18 and 2Q18 (sale closed on July 6th); 2) The hyperinflation impact in Argentina recorded in 3Q18 has been allocated on a monthly basis in the first nine 9 months of 2018.

2Q19 Profit & Loss Change 2Q19/2Q18% % constant BBVA Group(€m) 2Q19 Net Interest Income 4,566 9.0 10.4 Net Fees and Commissions 1,256 2.5 3.0 Net Trading Income 116 -56.5 -58.2 Other Income & Expenses -18 n.s. n.s. Gross Income 5,920 4.2 5.1 Operating Expenses -2,952 3.9 4.1 Operating Income 2,968 4.5 6.1 Impairment on Financial Assets -753 -2.1 0.0 Provisions and Other Gains and Losses -120 n.s. n.s. Income Before Tax 2,095 2.1 3.4 Income Tax -577 -3.1 -2.2 Non-controlling Interest -241 -2.9 13.1 Net Attributable Profit 1,278 5.7 4.4 [Graphic Appears Here]

2Q19 Results July 31st 2019 1H19 Profit & Loss Change 1H19/1H18% % constant BBVA Group(€m) 1H19 Net Interest Income 8,987 7.4 9.9 Net Fees and Commissions 2,470 1.0 2.8 Net Trading Income 542 -17.7 -16.6 Other Income & Expenses -10 n.s. n.s. Gross Income 11,989 3.7 6.0 Operating Expenses -5,874 2.3 3.9 Operating Income 6,115 5.2 8.2 Impairment on Financial Assets -1,777 13.4 15.7 Provisions and Other Gains and Losses -286 n.s. n.s. Income Before Tax 4,052 -2.8 0.3 Income Tax -1,136 -5.4 -3.0 Non-controlling Interest -475 -4.7 17.2 Net Attributable Profit 2,442 -1.2 -0.8

Robust core revenue growth NET INTEREST INCOME NET FEES AND COMMISSIONS (€M CONSTANT) (€M CONSTANT) +10.4% +3.0% +4.2% +4.0% Very strong 1,261 Robust fee 4,704 1,224 1,215 1,231 1,209 4,151 4,470 4,406 4,581 growth in generation CPI most of in the Linkers geographies quarter 2Q18 3Q18 4Q18 1Q19 2Q19 2Q18 3Q18 4Q18 1Q19 2Q19 NET TRADING INCOME GROSS INCOME (€M CONSTANT) (€M CONSTANT) +5.1% -58.2% -1.9% Annual Impacted by 2Q19 impacted Prisma sale by muted Global 5,960 6,167 6,051 5,938 Single 5,650 428 Markets activity Resolution 274 314 and lower Fund (SRF) 226 portfolio sales contribution 115 in the quarter 2Q18 3Q18 4Q18 1Q19 2Q19 2Q18 3Q18 4Q18 1Q19 2Q19 (144€m)

2Q19 Results
July 31st 2019
8

Further improvement in best-in-class efficiency

GROUP OPERATING JAWS
(1H YOY (%); (€ CONSTANT))


INFLATION
6.3%
Average 12m
8.3%
3.9%
Core Revenues
Operating expenses

GROUP OPERATING INCOME
(YOY (%); (€M CONSTANT))


+8.2%
5,652
6,115
1H18
1H19

EFFICIENCY RATIO
(%; € CONSTANT)


64.7%
50.2%
-41 bps
49.4%
49.0%
12M17
12M18
6M19
European Peer Group Average

European Peer Group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCG. European Peer Group figures as of Mar-19. BBVA figures as of Jun-19.

Sound risk indicators FINANCIAL ASSETS IMPAIRMENTS NPLs (€M CONSTANT) (€BN) Flat—2.6 -0.6 -25.6% 1,333 19.3 17.7 17.1 17.3 1,022 1,018 16.7 759 758 2Q18 3Q18 4Q18 1Q19 2Q19 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 COST OF RISK NPL & COVERAGE RATIOS (%) (%) 1.36% 71% 73% 73% 74% 75% 1.06% 1.06% COVERAGE 0.91% 0.83% YTD 1.02% 1.06% 4.4% NPL QTD 4.1% 3.9% 3.9% 0.80% 0.91% 3.8% 0.77% 2Q18 3Q18 4Q18 1Q19 2Q19 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Better than expectations

2Q19 Results
July 31st 2019
10

Strong capital position

CET1 FULLY-LOADED - BBVA GROUP
QUARTERLY EVOLUTION (%, BPS)


+17 bps
11.35%
Mar-19
35 bps
Net Earnings
-16 bps
Dividends & AT1 coupons
-13 bps
TRIMs
5 bps
Reg.Equivalence Argentina
6 bps
Others*
11.52%
Jun-19

(*) Others includes RWAs evolution and market related impacts such as FX impact, mark to market of the Held To Collect and Sell portfolios, among others items.

HIGH QUALITY CAPITAL
LEVERAGE RATIO FULLY-LOADED (%)


#1
6.6%
BBVA
4.9%
European Peer Group Average

European Peer Group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCG. European Peer Group figures as of Mar-19. BBVA figures as of Jun-19.

AT1 AND TIER 2 BUCKETS ALREADY COVERED
JUN-19, FULLY-LOADED (%)


REQUIREMENTS
1.81%
1.5%
AT1
2.08%
2.0%
Tier 2

CET1 FL already within the target range earlier than expected

2Q19 Results July 31st 2019 Outstanding delivery on shareholder value creation TBV PER SHARE & DIVIDENDS LEADING PROFITABILITY METRICS (€ PER SHARE) (%) +12.6% ROTE 12.4% +2.7% 8.0% 6.20 6.36 5.80 5.96 0.26 DIVIDENDS 5.65 0.26 0.10 0.10 BBVA European 6.10 Peer Group Average 5.94 5.86 ROE 5.70 10.2% 6.8% Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 BBVA European Peer Group Average European Peer Group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, 2018 Figures include BBVA Chile recurrent operations (sale closed on July 6th). RBS, SAN, SG, UBS, UCG. European Peer Group figures as of Mar-19. BBVA figures as of Jun-19.

2Q19 Results July 31st 2019 Growing in digital and mobile customers, leading to an outstanding trend in digital sales DIGITAL CUSTOMERS MOBILE CUSTOMERS DIGITAL SALES (% OF TOTAL SALES YTD, MILLION, % YOY GROWTH MILLION, % YOY GROWTH 1 # OF TRANSACTIONS AND PRV ) 58.1 49.8 Units +28% +17% +45% +25% 29.7 26.1 PRV 30.5 43.8 25.4 20.8 33.0 19.9 14.4 18.7 Jun-17 Jun-18 Jun-19 Jun-17 Jun-18 Jun-19 Jun-17 Jun-18 Jun-19 CUSTOMER PENETRATION RATE, % 40% 48% 54% 29% 40% 48% Note: figures have been restated in order to include credit card related financing solutions and FX. (1) Product Relative Value as a proxy of a better economic representation of units sold.

Digital transformation: a competitive advantage for BBVA CUSTOMER GROWTH CUSTOMER ENGAGEMENT AND ADVICE OPEN BANKING: PARTNERSHIP WITH UBER SELF-DRIVEN ACCOUNT Self-configuration of rules help clients manage their finances • Paycheck savings • Minimum and maximum balance Uber’s first financial product outside USA • Rounding off in purchases First BBVA product created through our Open Banking • Budget savings capabilities in a partnership with a Bigtech company • End of month savings Co-branded account and debit card for 500k Uber drivers in Mexico

2Q19 Results
July 31st 2019 14

The impact of transformation: Spain

Two years change (Jun'17 vs Jun'19)

BBVA Spain has grown its customer base. It has also increased client satisfaction and retention by using a more efficient relationship model, which has lowered operating expenses

GROWTH

Acquiring more engaged and profitable clients

+33%
Digitally acquired clients

+11%
Net fees & commissions (1)

ENGAGEMENT

Resulting in higher client satisfaction and retention

Leading since 2017
NPS (2)

-18%
Attrition rate

App European Leader in Mobile Banking
2017 | 2018 | 2019 (3)

EFFICIENCY

Lowering cost to sell and serve our clients

-8%
Operating Expenses

-14%
Branches

+79%
Remote serviced clients

Notes: (1) Fees excluding CIB business. (2) NPS: Net promoter score. Peer Group: four largest Spanish Banks (3) The Forrester Banking Wave™: European Mobile Apps, Q2 2019

Business Areas

2Q19 Results
July 31st 2019
16

Spain

Profit & Loss (€m)	2Q19	Δ (%) vs 2Q18	1H19	Δ (%) vs 1H18
Net Interest Income	**927**	**0.1**	**1,808**	**-2.4**
Net Fees and Commissions	432	-1.5	846	-0.6
Net Trading Income	-16	n.s.	92	-67.4
Other Income & Expenses	-22	-51.6	72	91.7
Gross Income	**1,321**	**-8.0**	**2,818**	**-6.8**
Operating Expenses	-814	-3.5	-1,628	-3.5
Operating Income	**507**	**-14.4**	**1,190**	**-10.9**
Impairment on Financial Assets	102	n.s.	25	n.s.
Provisions & other gains (losses)	-65	160.2	-188	181.9
Income Before Tax	**545**	**13.7**	**1,027**	**-2.8**
Income Tax	-155	13.8	-292	-5.5
Net Attributable Profit	**389**	**13.7**	**734**	**-1.7**

Activity (Jun-19)


YtD +0.7%
YtD -0.3%
YoY
€Bn 167.5
+0.8%
Mortgages
73.4
-3.3%
Consumer + Credit Cards
12.8
+18.2%
Very small businesses
13.6
+4.3%
Other Commercial
16.5
+7.5%
Corporates + CIB
22.7
+4.7%
Public sector
18.8
-3.8%
Others
9.7
-1.7%
Lending[1]
YoY
€Bn 244.8
+2.2%
Demand Deposits
148.0
+9.2%
Time Deposits
32.4
-19.4%
Off-BS Funds
64.4
+0.8%
Cust. Funds

Note: Activity excludes repos. (1) Performing loans under management.

Key Ratios

Customer Spread (%)


Yield on loans
2.01
2.04
2.06
1.94
1.96
1.99
Customer spread
Cost of deposits
0.07
0.07
0.06
2Q18
1Q19
2Q19

Asset Quality ratios (%)


58.2
57.8
58.0
Coverage
6.32
4.95
4.60
NPL ratio
0.25
0.18
-0.03
CoR (YtD)
2Q18
1Q19
2Q19

- **Loans:** continued growth in most profitable retail segments and commercial portfolios
- **Customer spread** continued improvement due to higher loan yields
- **NII: significant recovery QoQ (+5%)** thanks to good commercial activity, higher contribution from ALCO and lower cost of excess liquidity
- **Costs** continue to go down
- **Asset quality positively impacted by mortgage portfolio sales.** Excluding this, CoR < 20 bps

2Q19 Results
July 31st 2019
17

USA

Profit & Loss (€m constant)	2Q19	Δ Constant vs 2Q18 (%)	1H19	Δ Constant vs 1H18 (%)	Δ Current vs 1H18 (%)
Net Interest Income	**599**	**2.0**	**1,217**	**5.2**	**12.6**
Net Fees and Commissions	168	3.7	320	-1.0	5.8
Net Trading Income	38	50.8	79	52.5	61.8
Other Income & Expenses	1	-17.8	-1	n.s.	n.s.
Gross Income	**807**	**3.9**	**1,615**	**5.1**	**12.4**
Operating Expenses	-484	0.3	-959	0.4	7.5
Operating Income	**323**	**9.9**	**655**	**12.7**	**20.5**
Impairment on Financial Assets	-124	174.1	-286	325.6	355.8
Provisions & other gains (losses)	4	4.4	-6	n.s.	n.s.
Income Before Tax	**203**	**-19.6**	**363**	**-31.0**	**-26.3**
Income Tax	-34	-37.0	-67	-42.3	-38.4
Net Attributable Profit	**169**	**-14.9**	**297**	**-27.8**	**-22.9**

Activity (Jun-19)
(constant €)


YtD -1.6%
YtD -1.8%
YoY
YoY
€Bn 60.2
+3.7%
€Bn 63.1
+1.3%
Mortgages
14.0
+0.9%
Consumer + Credit Cards
6.0
+11.2%
Other Commercial
24.4
+3.7%
C&IB
9.0
+1.2%
Public Sector
5.4
-0.2%
Others
1.3
+51.4%
Lending[1]
Demand Deposits
47.2
+0.4%
Time Deposits
16.0
+4.0%
Cust. Funds

Note: Activity excludes repos. (1) Performing loans under management.

Key Ratios

Customer Spread (%)


Yield on loans
4.51
5.04
5.04
3.97
4.19
4.08
Customer spread
Cost of deposits
0.54
0.84
0.96
2Q18
1Q19
2Q19

Asset Quality ratios (%)


93.3
84.9
91.2
Coverage
1.20
1.40
1.31
NPL ratio
0.23
1.06
0.94
CoR (YtD)
2Q18
1Q19
2Q19

- **Loan growth rate decelerating to c. 4% YoY,** explained by consumer and commercial loans, but with consumer still growing at double digit
- **NII** growth at mid single-digit YoY in 1H19, supported by loan growth and higher customer spread
- **Positive jaws**, with flat operating expenses
- **Asset quality indicators improving QoQ.** 82 bps in 2Q19 CoR vs. 106 bps in 1Q19

2Q19 Results
July 31st 2019
18

Mexico

Profit & Loss (€m constant)	2Q19	ΔConstant vs 2Q18 (%)	1H19	ΔConstant vs 1H18 (%)	ΔCurrent vs 1H18 (%)
Net Interest Income	**1,532**	**7.8**	**3,042**	**7.8**	**14.9**
Net Fees and Commissions	319	-3.0	621	-1.0	5.5
Net Trading Income	72	-11.4	135	-11.8	-6.0
Other Income & Expenses	62	48.2	102	14.0	21.6
Gross Income	**1,985**	**5.9**	**3,901**	**5.6**	**12.6**
Operating Expenses	-651	4.5	-1,290	4.7	11.6
Operating Income	**1,333**	**6.6**	**2,611**	**6.1**	**13.1**
Impairment on Financial Assets	-420	18.8	-818	8.4	15.5
Provisions & other gains (losses)	-13	n.s.	-10	n.s.	n.s.
Income Before Tax	**900**	**-3.4**	**1,783**	**1.1**	**7.8**
Income Tax	-245	-4.6	-496	2.5	9.2
Net Attributable Profit	**655**	**-3.0**	**1,287**	**0.6**	**7.2**

Activity (Jun-19) (constant €)


YtD +2.6%
YtD +6.2%
YoY
€Bn 54.1
+4.9%
Mortgages
10.1 +9.8%
Consumer
8.3 +12.4%
Credit Cards
4.8 +2.9%
SMEs
3.6 +1.1%
Other Commercial
23.6 +1.5%
Public sector
3.6 +4.7%
Lending[1]
YoY
€Bn 75.4
+5.8%
Demand Deposits
40.4 +2.9%
Time Deposits
11.5 +13.6%
Off-BS Funds
23.5 +7.3%
Cust. Funds[1]

(1) Performing loans and Cust. Funds under management, excluding repos, according to local GAAP.

Key Ratios

Customer Spread (%)


Yield on loans
12.66
13.04
13.08
10.73
10.74
10.70
Customer spread
Cost of deposits
1.93
2.31
2.38
2Q18
1Q19
2Q19

Asset Quality ratios (%)


154.6
158.7
147.7
Coverage
1.96
2.04
2.19
NPL ratio
2.93
2.93
2.98
CoR (YtD)
2Q18
1Q19
2Q19

- **NII** as the main P&L driver
- **Loan growth supported by retail** (+8% YoY), gaining share in consumer (+130 bps YoY).
- **Positive Jaws:** Core revenues (+6.2%) above Opex growth (+3.7% excl. increased contribution to BBVA Foundation)
- Strong **asset quality metrics**. CoR at 298 bps, in line with expectations

2Q19 Results
July 31st 2019
19

Turkey

Profit & Loss (€m constant)	2Q19	∆ Constant vs 2Q18 (%)	1H19	∆ Constant vs 1H18 (%)	∆ Current vs 1H18 (%)
Net Interest Income	**686**	**10.3**	**1,353**	**15.0**	**-10.4**
Net Fees and Commissions	174	23.1	360	24.5	-2.9
Net Trading Income	-55	381.3	-65	n.s.	n.s.
Other Income & Expenses	24	78.5	30	-2.6	-24.1
Gross Income	**828**	**8.3**	**1,677**	**11.9**	**-12.8**
Operating Expenses	-293	9.8	-594	12.2	-12.5
Operating Income	**535**	**7.5**	**1,084**	**11.7**	**-13.0**
Impairment on Financial Assets	-143	6.2	-337	37.1	6.8
Provisions & other gains (losses)	-20	n.s.	-21	n.s.	n.s.
Income Before Tax	**372**	**0.9**	**726**	**-3.5**	**-24.7**
Income Tax	-76	-4.4	-153	-6.6	-27.2
Non-controlling Interest	-150	2.4	-291	-2.4	-23.9
Net Attributable Profit	**146**	**2.4**	**282**	**-2.8**	**-24.2**

Activity (Jun-19)
(constant €; Bank only)


YtD -8.4%
YtD 2.0%
FC
TL
Commercial
Retail
Lending²
12.3
9.4
12.3
YoY¹
-20.5%
-3.5%
2.8%
-7.9%
YtD 6.4%
YtD -1.8%
FC
TL
Time
Demand
Time
Demand
Cust. Funds²
13.3
6.1
11.8
3.5
YoY¹
-2.6%
-8.6%
13.4%
4.0%
5.1%
0.7%

(1) FC evolution excluding FX impact. (2) Performing loans and Cust. Funds under management, excluding repos, according to local GAAP.

Key Ratios

Customer Spread (%)


FC
5.18
4.95
5.17
4.44
2.50
2.72
TL
2Q18
1Q19
2Q19

Asset Quality ratios (%)


75.6
77.6
75.5
Coverage
4.47
5.75
6.33
NPL ratio
1.23
1.82
1.57
CoR (YtD)
2Q18
1Q19
2Q19

- **Resilience in a more challenging environment vs. 1H18**
- **Loans:** TL loans (-3.5% YoY) impacted by slowdown in commercial and negative growth in retail. FC loans continue decreasing
- **Customer spread**: Continued recovery on TL and FC spreads QoQ thanks to successful price management
- **Strong fee growth**
- **Asset quality**: CoR at 157 bps, so far better than expectations (<300 bps)

South America Activity (Jun-19) YtD YtD +2.3% +4.2% (constant €) YoY Attributable Profit Ä Constant1 Ä Constant1 €Bn YoY Net Ä Current €Bn 49.5 +11.5% (€m constant) 2Q19 vs 2Q18 (%) 1H19 vs 1H18 (%) vs 1H18 (%) 35.4 +6.3% Colombia 73 33.2 130 13.1 8.2 Peru 55 10.7 98 12.6 17.9 +2.0% Colombia 14.2 +2.9% 12.3 Argentina 50 n.s. 110 n.s. n.s. Colombia Other2 34 -2.5 66 5.5 1.1 Peru 15.5 +10.4% South America 211 60.6 404 72.4 51.8 Peru 14.3 +6.3% Argentina 6.9 +45.1% (1) Venezuela in current €m Argentina 3.9 +20.1% (2) Other includes BBVA Forum, Venezuela, Paraguay, Uruguay and Bolivia +9.5% South America comparison at constant perimeter (excl. BBVA Chile) 5.0 Other 13.0 Other +8.2% Lending1 Cust. Funds Note: Activity excludes repos. Excluding BBVA Chile. (1) Performing loans under management. Key Ratios Colombia. Double digit bottom line growth driven Customer Spread (%) Cost of Risk YTD (%) by revenues (+5%) and flat expenses and provisions 6.79 6.79 1.96 2.30 6.76 1.87 Peru. NII growing at double digits and positive jaws 6.75 6.62 1.29 1.60 1.64 Argentina. Bottom line improvement driven by 6.45 16.25 higher contribution from the securities portfolio 15.98 2.13 3.00 and the sale of Prisma stake in 1Q19 1.14 13.29 2Q18 1Q19 2Q19 2Q18 1Q19 2Q19

Final Remarks

Excellent 2Q Results driven by our unique and diversified footprint and business model Robust core revenues with double-digit growth in Net Interest Income Best-in-class efficiency with continuous improvement in our operating jaws Sound risk indicators with very positive evolution in the year Strong capital position with CET1 FL already within the target range, earlier than expected Outstanding delivery on shareholder value creation with double-digit profitability, leading our European peer group Ahead of the curve in digital transformation, positively                impacting growth, customer engagement and efficiency

Annex 01 Customer spread by 06 ALCO Portfolio, NII Sensitivity country and LCRs & NSFRs 02 Gross Income breakdown 07 Garanti: wholesale funding 03 Net Attributable Profit 08 Capital and APRs by business evolution area 04 P&L Accounts by 09 Book Value of the main business unit subsidiaries 05 Argentina: hyperinflation 10 Digital sales breakdown adjustment

01 Customer spread by country

2Q19 Results
July 31st 2019
25

Customer spreads: Quarterly evolution

AVERAGE

	2Q18	3Q18	4Q18	1Q19	2Q19
Spain	1.94%	1.93%	1.95%	1.96%	1.99%
Yield on Loans	2.01%	2.01%	2.03%	2.04%	2.06%
Cost of Deposits	-0.07%	-0.08%	-0.08%	-0.07%	-0.06%
USA	3.97%	3.99%	4.09%	4.19%	4.08%
Yield on Loans	4.51%	4.65%	4.83%	5.04%	5.04%
Cost of Deposits	-0.54%	-0.66%	-0.74%	-0.84%	-0.96%
Mexico MXN	11.89%	11.80%	11.76%	11.81%	11.81%
Yield on Loans	14.20%	14.29%	14.38%	14.50%	14.56%
Cost of Deposits	-2.30%	-2.49%	-2.62%	-2.69%	-2.75%
Mexico FC[1]	4.06%	4.10%	4.27%	4.42%	4.31%
Yield on Loans	4.20%	4.26%	4.46%	4.66%	4.61%
Cost of Deposits	-0.14%	-0.15%	-0.19%	-0.24%	-0.31%

	2Q18	3Q18	4Q18	1Q19	2Q19
Turkey TL	5.18%	4.02%	1.12%	2.50%	2.72%
Yield on Loans	15.14%	17.19%	18.98%	19.02%	19.09%
Cost of Deposits	-9.96%	-13.17%	-17.86%	-16.52%	-16.37%
Turkey FC[1]	4.44%	4.47%	4.35%	4.95%	5.17%
Yield on Loans	6.79%	7.09%	7.48%	7.47%	7.30%
Cost of Deposits	-2.35%	-2.62%	-3.13%	-2.52%	-2.13%
Argentina	13.29%	14.15%	14.72%	15.98%	16.25%
Yield on Loans	20.72%	24.00%	29.09%	28.50%	29.27%
Cost of Deposits	-7.43%	-9.85%	-14.37%	-12.53%	-13.02%
Colombia	6.79%	6.78%	6.91%	6.76%	6.79%
Yield on Loans	11.22%	10.99%	11.07%	10.90%	10.88%
Cost of Deposits	-4.43%	-4.21%	-4.16%	-4.13%	-4.09%
Peru	6.75%	6.70%	6.69%	6.62%	6.45%
Yield on Loans	7.84%	7.84%	7.89%	7.89%	7.85%
Cost of Deposits	-1.09%	-1.14%	-1.20%	-1.27%	-1.40%

(1) Foreign currency
Note: USA ex NY Business Activity.

Customer spreads: YTD evolution 2Q19 Results July 31st 2019 YTD AVERAGE 1H18 1H19 1H18 1H19 Spain 1.94% 1.98% Turkey TL 5.06% 2.61% Yield on Loans 2.01% 2.05% Yield on Loans 14.86% 19.05% Cost of Deposits -0.07% -0.07% Cost of Deposits -9.80% -16.44% USA 3.92% 4.13% Turkey FC1 4.31% 5.07% Yield on Loans 4.41% 5.04% Yield on Loans 6.63% 7.38% Cost of Deposits -0.49% -0.90% Cost of Deposits -2.32% -2.31% Mexico MXN 11.97% 11.81% Argentina 13.01% 16.11% Yield on Loans 14.20% 14.53% Yield on Loans 20.04% 28.89% Cost of Deposits -2.22% -2.72% Cost of Deposits -7.03% -12.79% Mexico FC1 4.00% 4.36% Colombia 6.75% 6.77% Yield on Loans 4.11% 4.64% Yield on Loans 11.26% 10.89% Cost of Deposits -0.11% -0.27% Cost of Deposits -4.51% -4.11% Peru 6.77% 6.53% Yield on Loans 7.90% 7.87% Cost of Deposits -1.13% -1.34% (1) Foreign currency Note: USA ex NY Business Activity.

02 Gross Income breakdown

2Q19 Results 28 July 31st 2019 Gross Income breakdown 1H19 (CONSTANT €) Spain 2,818 €m Rest of Eurasia 23% 220 €m 2% 13% USA 1,615 €m South America 1,994 €m 16% 14% Turkey 1,677 €m 32% Mexico 3,901 €m Note: Figures exclude Corporate Center.

03 Net Attributable Profit evolution

Group – Net Attributable Profit (€M) BUSINESSES +38 €m 2,536 170 2,442 8 -65 -8 -58 -12 -8 -114 -5 1H18 BBVA Chile FX Spain USA Mexico Turkey Rest of South Corp. Center 1H19 Effect Eurasia America (w/o BBVA Chile) YoY (%) -1.7 -27.8 0.6 -2.8 -8.1 72.4 (constant €)

04 P&L accounts by business unit Rest of Eurasia Corporate Center Colombia Peru

2Q19 Results July 31st 2019 Rest of Eurasia—Profit & Loss Profit & Loss Ä (%) Ä (%) (€m) 2Q19 vs 2Q18 1H19 vs 1H18 Net Interest Income 45 13.2 84 2.2 Net Fees and Commissions 33 -17.7 69 -12.7 Net Trading Income 34 201.7 60 10.2 Other Income & Expenses 4 n.s. 6 n.s. Gross Income 116 28.0 220 1.4 Operating Expenses -72 5.3 -142 1.3 Operating Income 44 97.3 78 1.5 Impairment on Financial Assets 0 -85.9 -11 n.s Provisions & other gains (losses) 2 -31.9 1 -41.4 Income Before Tax 46 106.2 69 -26.1 Income Tax -7 -38.3 -13 -59.3 Net Attributable Profit 39 237.5 55 -8.0

Corporate Center- Profit & Loss Profit & Loss Ä (%) Ä (%) (€m) 2Q19 vs 2Q18 1H19 vs 1H18 Net Interest Income -61 -12.8 -132 -4.1 Net Fees and Commissions -29 16.3 -44 36.6 Net Trading Income -67 96.2 -74 27.8 Other Income & Expenses 28 -35.0 13 -65.7 Gross Income -129 49.3 -236 25.4 Operating Expenses -243 10.0 -482 11.3 Operating Income -372 21.1 -718 15.6 Impairment on Financial Assets 0 1,233.2 0 355.2 Provisions & other gains (losses) -21 36.3 -44 -43.3 Income Before Tax -392 21.7 -762 9.1 Income Tax 72 29.5 156 3.9 Net Attributable Profit -330 19.5 -616 10.4

Colombia—Profit & Loss Profit & Loss Ä (%) Ä (%) (constant €m) 2Q19 vs 2Q18 1H19 vs 1H18 Net Interest Income 209 5.1 418 3.8 Net Fees and Commissions 24 2.0 46 -0.9 Net Trading Income 18 29.2 38 37.3 Other Income & Expenses 2 -55.8 10 -3.3 Gross Income 252 5.2 512 5.2 Operating Expenses -88 0.4 -181 0.5 Operating Income 164 8.0 331 7.9 Impairment on Financial Assets -47 -27.4 -119 0.3 Provisions & other gains (losses) -6 -34.2 -8 -38.3 Income Before Tax 110 43.2 204 16.2 Income Tax -35 70.1 -69 22.8 Non-controlling interest -3 41.9 -5 15.4 Net Attributable Profit 73 33.2 130 13.1

Peru—Profit & Loss Profit & Loss Ä (%) Ä (%) (constant €m) 2Q19 vs 2Q18 1H19 vs 1H18 Net Interest Income 228 12.5 448 13.7 Net Fees and Commissions 59 2.2 114 3.9 Net Trading Income 43 16.4 83 11.4 Other Income & Expenses -5 -12.3 -11 31.2 Gross Income 326 11.4 633 11.3 Operating Expenses -111 6.6 -224 7.3 Operating Income 215 14.1 409 13.6 Impairment on Financial Assets -62 83.2 -119 34.4 Provisions & other gains (losses) 12 n.s 8 n.s Income Before Tax 164 8.2 298 10.8 Income Tax -47 7.5 -86 9.9 Non-controlling interest -63 6.7 -114 9.9 Net Attributable Profit 55 10.7 98 12.6

05 Argentina: hyperinflation adjustment

2Q19 Results July 31st 2019 Argentina hyperinflation adjustment Profit & Loss 1H19 Hyperinflation 1H19 (€m) (reported) adjustment Ex. Hyperinflation Net Interest Income 526 35 492 Net Fees and Commissions 86 5 81 Net Trading Income 178 17 161 Other Income & Expenses -215 -179 -35 Gross Income 575 -123 699 Operating Expenses -240 -25 -215 Operating Income 335 -148 484 Impairment on Financial Assets (net) -65 -4 -61 Provisions (net) and other gains (losses) -16 -1 -15 Income Before Tax 254 -153 407 Income Tax -95 15 -110 Non Controlling Interest -49 44 -93 Net Attributable Profit 110 -94 204

06 ALCO portfolio, NII Sensitivity, LCRs & NSFRs

2Q19 Results 39 July 31st 2019 ALCO portfolio ALCO Portfolio breakdown by region (€ BN) Amort Cost Fair Value Fair Value 56.8 52.4 50.8 June 2019 (HTC) (HTC&S) duration 3.5 2.9 3.0 (€ bn) (€ bn) South America 5.1 6.4 5.0 South years Mexico 8.6 0.1 2.9 1.5 8.2 8.1 America Turkey Mexico 0.8 4.2 1.6 years 11.2 11.9 11.7 USA Turkey 4.2 3.9 3.4 years USA 3.8 7.9 2.4 years 1 28.4 23.0 23.0 Euro Euro 12.6 10.4 3.1 years Spain 9.4 6.0 Jun-18 Mar-19 Jun-19 Italy 3.0 1.6 Rest 0.3 2.8 (1) Figures excludes SAREB senior bonds (€4.8bn as of Jun-18 and €4.6bn as of Mar-19 and Jun-19) and High Quality Liquid Assets portfolios (€2.4bn as of Jun-18, €8.7bn as of Mar-19 and €11.2bn as of Jun-19) . EURO ALCO Portfolio Maturity Profile EURO ALCO Yield (€ BN) (JUN-19, %) 17.1 1.2% 3.4 0.6 1.7 0.3 2H2019 2020 2021 2022 >=2023

2Q19 Results
July 31st 2019
40

NII sensitivity to interest rate movements

Estimated impact on NII in the next 12 months to parallel interest rate movements
(%)

NII sensitivity to +100bps


15%
10%
5%
0%
Euro
USA
Mexico

NII sensitivity to -100bps


0%
-5%
-10%
-15%
Euro
USA
Mexico

Note: NII sensitivities calculated using our dynamic internal model with balance sheets as of May 2019. Euro NII sensitivity to upward rates includes management levers regarding deposit cost and movements from demand deposits to time deposits. Euro NII sensitivity to downward rates according to the EBA's "parallel-down" shock scenario.

Liquidity and Funding Ratios BBVA Group and Subsidiaries LCRs & NSFRs Both significantly above the 100% requirements at a Group level and in all banking subsidiaries Jun-19 BBVA Group Euro USA Mexico Turkey S. Amer. LCR 132% (163%1) 155% 144% 2 147% 187% well >100% NSFR 121% 116% 111% 131% 151% well >100% (1) LCR of 132% does not consider the excess liquidity of the subsidiaries outside the Eurozone. If these liquid assets are considered the ratio would reach 163% (2) BBVA USA LCR calculated according to local regulation (Fed Modified LCR).

07 Garanti wholesale funding

S2Q19 Results 43 July 31st 2019 Turkey – Liquidity & Funding Sources Solid liquidity position: • Improved Total LTD ratio to 98%, decreasing by 1.5 p.p. in 2Q19, driven by TRY Currency LTD improvement by c. 6 p.p. to 142.5% • Foreign currency loans decreased slightly (-2%) to c. USD 14 Bn in 2Q19 • Liquidity ratios above requirements: Liquidity Coverage Ratio (EBA) of 187% vs ≥100% required in 2019 Limited external wholesale funding needs: USD 11.7 Bn FC Liquidity Buffers External Wholesale Funding Maturities2 (USD Bn) Short Term Swaps Total 12M: USD 5.0bn 6.7 Unencumbered FC securities 1.6 2.0 FC Reserves under ROM1 1.1 0.3 Money Market Placements 3Q 19 4Q19 1Q 20 2Q 20 >=3Q20 Covered Bond Subdebt Syndicated loans Securitization Senior Other 3 c. USD 11.4 Bn liquidity buffer USD 11.7 Bn total maturities (2) Includes TRY covered bonds and excludes on balance sheet IRS transactions Note: All figures are Bank-only, as of June 2019 (3) Other includes mainly bilateral loans, secured finance and other ST funding (1) ROM: Reserve Option Mechanism Ample liquidity buffers and limited wholesale funding maturities in 2019

08 Capital and RWAs Capital YTD RWAs by Business Area

2Q19 Results
July 31st 2019 45

Capital YtD Evolution


CET1 FULLY-LOADED – BBVA GROUP
YTD EVOLUTION (%, BPS)
+18 bps
11.34%
+69 bps
- 32 bps
- 24 bps
+ 5 bps
- 1 bps
11.52%
Dec-18
Net Earnings
Dividend accrual & AT1 Coupons
Regulatory impacts*
Argentina Regulatory Equivalence
Others**
Jun-19

(*) Regulatory impacts includes IFRS-16 Impact (-11 bps) & TRIMs (-13 bps)
(**) Others includes mainly market related impacts (FX impact and mark to market of HTC&S portfolios) and RWAs evolution, among others

Risk-Weighted Assets by business area Fully-Loaded RWAs Breakdown by business area and main countries (€m) jun-19 mar-19 jun-18 Spain 107,486 107,581 108,070 USA 62,383 65,217 61,454 Turkey 57,551 58,526 58,770 Mexico 55,919 54,831 50,648 South America 43,995 44,970 55,155 Argentina 6,435 7,963 7,914 Chile 2,268 2,361 14,819 Colombia 13,778 13,671 12,983 Peru 17,715 17,135 15,368 Others 3,799 3,840 4,071 Rest of Eurasia 16,405 16,070 14,696 Corporate Center 16,825 13,978 8,314 BBVA Group 360,563 361,173 357,107

Book Value of the main subsidiaries

Book Value of the main subsidiaries1,2 JUN 19 (€ BN) Mexico 10.4 USA 7.6 Turkey 4.0 Colombia 1.3 Peru 1.0 Argentina 0.9 Chile 0.3 Venezuela 0.1 (1) Includes the initial investment + undistributed results + FX impact + other valuation adjustments. The Goodwill associate to each subsidiary has been deducted from its Book Value. (2) Turkey includes Garanti subsidiaries

10 Digital sales breakdown

Digital sales: outstanding trend across the board (% of total sales YtD, # of transactions and PRV1) UNITS PRV GROUP SPAIN USA2 28.0 49.4 22.9 58.1 42.6 49.8 17.8 25.6 UNITS 30.5 24.9 43.8 21.3 43.8 33.0 PRV 33.0 13.6 18.2 18.7 Jun-17 Jun-18 Jun-19 Jun-17 Jun-18 Jun-19 Jun-17 Jun-18 Jun-19 MEXICO TURKEY SOUTH AMERICA 54.7 84.6 81.1 61.3 40.8 56.6 53.0 23.4 43.0 32.8 65.4 58.8 26.7 38.3 24.9 12.7 21.8 13.2 Jun-17 Jun-18 Jun-19 Jun-17 Jun-18 Jun-19 Jun-17 Jun-18 Jun-19 Figures have been restated in order to include credit card related financing solutions and FX. Group and South America figures exclude Venezuela and Chile. Product Relative Value as a proxy of a better economic representation of units sold. (2) Excludes ClearSpend Debit cards.

BBVA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 31, 2019	By:	/s/ María Ángeles Peláez Morón
	Name:	María Ángeles Peláez Morón
	Title:	Authorized representative